Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor BanCorp Wisconsin Inc.

Commission File No.: 001-34955

Town Hall and Just Ask Management Q&A Overview - For Internal Use Only

FAQ: January 25, 2016

Employment Questions:

1.	What is the process related to staffing decisions and the timeline for learning if I will have a job with Old National?

Although some specific job duties may change, we anticipate revenue-generating and relationship management positions will continue after the conversion, including all retail positions in the branches. As discussed in several department meetings, Old National plans to establish commercial/credit and mortgage origination hubs in Wisconsin. It will take some time to determine other resource requirements. Staffing decisions for support positions will be predicated on what we learn in the assessment phase. No job loss associated with these staffing decisions will occur prior to the systems conversion.

We recognize that some team members are dealing with uncertainty during this process, and we will work to complete the review process in a timely manner. Our timeline could change as, together, we learn more about one another’s operations. Please know that any associate whose job is eliminated as a result of the partnership will be eligible for severance benefits and will be given at least 60 days’ notice prior to the termination. Employees facing job loss will be supported with transition services including workshops on résumé writing, job search strategies, interviewing skills and one-on-one job search counseling. Additionally, a transition services counselor will assist associates who are interested in pursuing other opportunities at Old National.

2.	Will we need to interview with Old National for our current position? Is there a probationary period?

We anticipate that all associates employed by AnchorBank immediately prior to the closing date of the partnership will transfer to Old National upon the closing date of the partnership without being required to formally apply or interview for their current position. Certain other paperwork may be required, such as an authorization to perform background checks. Transferring associates are not subject to a probationary period.

3.	Will any branches close as a result of the partnership?

Retail Banking is an important business line for Old National. Since Old National has no current locations in Wisconsin, the AnchorBank branch network is a very important part of this partnership. While we have no plans to close offices as a result of the partnership, a periodic review of our delivery channels, including branches is a good business practice that will continue.

4.	Bob Jones made a comment about the “back office” being impacted. What does that mean?

As we evaluate processes, we will find redundancies in some of the operational areas where groups of people perform the same tasks. As part of a gap assessment process, we will evaluate how this work is completed, capacity levels, etc. Before we can determine the appropriate support model for the Wisconsin market, we need to first understand all current processes. In the event that a position is eliminated, the person currently filling that position may be considered for other available opportunities at Old National.

Town Hall and Just Ask Management Q&A Overview - For Internal Use Only

5.	What are the chances that a lot of back office people would be asked to move to Indiana?

As we get to know people better through the integration process, we will learn about individual career interests and willingness to relocate. We are very open to helping people work through opportunities and determine the best fit, including whether relocation is a viable option. We won’t make any job moves prior to closing, and it really comes down to the individual and his or her specific situation.

6.	Can we still fill open positions at AnchorBank?

Until closing Anchor and Old National will continue to operate as separate companies and it is our intention to have AnchorBank carry on with business as usual. We will still fill positions as needed, and we suggest that you work with the management team in your area to review any open positions.

7.	What is considered full-time, part-time Level I, etc. at Old National?

At Old National, full-time associates are those who are regularly scheduled to work 30 or more hours per week. Part-time Level I associates are regularly scheduled to work 20 to 29 hours per week. Part-time Level II associates are scheduled to work less than 20 hours per week and therefore are not eligible for most benefits.

8.	Our branch full-time staff currently works 36 hours. Will that change?

As far as staffing offices, specific scheduling will need to be determined after we do our gap analysis and determine our best staffing model going forward.

Pay & Benefits:

9.	What happens to our unused and earned vacation and sick days? Will we keep the same number of days? Also, Old National restricts vacation carry over to 40 hours each year. Currently, AnchorBank allows employees to carry over 120 hours. Will that change?

We recognize that there are differences between AnchorBank’s paid time off program and Old National’s. As part of the integration process we will determine the best way to transition to the Old National paid time off program, ensuring it is done in a fair and appropriate way. Transferring associates will be able to carry over a predetermined amount of sick and vacation time to Old National.

10.	Will any associates experience a decrease in base pay upon transfer to Old National?

AnchorBank will provide your base pay information to Old National at closing, which will remain in effect. Transferring associates will be provided with substantially the same compensation and will receive employee benefits on substantially the same terms and conditions as similarly situated Old National employees.

11.	Do my years of service carry over to Old National? How will this affect my benefit eligibility?

Your years of service will carry over to Old National for eligibility for paid time off, service awards and benefit programs.

12.	When will we begin benefits with Old National?

You will transfer to Old National’s benefit programs either on or after the closing. Prior to the effective date, your current benefits will continue as usual. We are currently reviewing the benefit offering of both companies in order to make the best possible decisions about the timing of the transition of other health and welfare benefits.

Town Hall and Just Ask Management Q&A Overview - For Internal Use Only

13.	If we change to Old National’s benefit plans mid-year, will my medical plan deductibles start over?

It is not our intent to restart medical plan deductibles when you transition to Old National’s benefit plans. Getting deductible information from your medical carrier is essential to this process. Both Old National and AnchorBank will work with the carriers to get this information.

14.	Does Old National contribute to associate health savings accounts?

Yes. Team members who enroll in a high deductible plan can make tax-free contributions into those accounts through payroll deduction. In 2016, for those associates who enroll in a high deductible health plan, Old National will contribute, on a pro-rated basis, $400/year for a single enrollment and $800/year for any other level of coverage (associate and spouse, associate and child(ren) and family) to the associate’s health savings account.

15.	If you don’t take health insurance, do you receive extra incentive pay each month?

No, there is no incentive pay if you opt out of health insurance.

16.	Some of us have life insurance we’ve purchased as part of our payroll, and we also donate to United Way. Will those continue?

The life insurance purchased through AnchorBank is completely portable, so group life and personal life could be converted from Hartford to a personal policy. Old National also offers options for life insurance. As for United Way, Old National is a very big supporter of United Way, and in fact, gives an extra day off to employees who donate their “fair share.”

17.	What are the details of Old National’s retirement plans? How do I get started?

Old National offers associates an attractive retirement plan consisting of an employee stock ownership component and a 401(k) elective deferral component. Old National may make a discretionary matching contribution as well as other discretionary contributions to the plan. Old National also allows associates to contribute part of their salary to the plan. Old National’s current discretionary match is $.50 on each $1.00 of the first 6% of eligible compensation associates defer to the plan. Participants are always 100% vested in amounts contributed into the plan.

Prior to the closing, you will receive in the mail a packet of information from The Principal Financial Group (our 401(k) component service provider) regarding your investment options and other relevant information. You will be able to access your account online immediately after receiving your 401(k) packet from The Principal Financial Group.

18.	What will happen to the AnchorBank 401(k) Plan? What happens if I’m not fully vested?

As a result of the partnership, the AnchorBank 401(k) plan will be terminated immediately prior to the effective date of the partnership. At the termination of the plan, all participants become fully vested in their account balances. Termination of the AnchorBank 401(k) process may take several months. Once the IRS approves the termination of the plan, you will have the option to roll your balance over to another qualified retirement plan, an IRA or into the 401(k) component of the Old National KSOP, provided you are an active associate at that time.

Town Hall and Just Ask Management Q&A Overview - For Internal Use Only

Severance Benefits:

19.	What are Old National’s severance benefits?

Associates who are eligible for severance will receive a statement detailing their specific severance benefit. Severance benefits are based on Old National’s Severance Pay Plan.

Under the plan, severance benefits are based on pay rate and years of service.

Category	Annual Salary	Severance Amount*	Minimum Severance	Maximum Severance

I	Up to $55,100	1.00	5 Weeks Pay	26 Weeks Pay

II	$55,101 - $94,499	1.25	8 Weeks Pay	32 Weeks Pay

III	$94,500 and greater	1.50	12 Weeks Pay	39 Weeks Pay

*The amount shown in this column is multiplied times the “years of service” to determine the severance benefit in weeks of pay. For example, an associate in Category II pay rate with seven years of service would receive 1.25 X 7 years = 8.75 weeks of severance pay.

For example, Jane Doe qualifies for severance benefits. Her years of service are 7.

Week of Pay:	$1,153.85	($60,000 annually)
Severance Multiple (1.25):	8.75	weeks of severance

Lump sum Severance Benefits:	$10,096.19

Years of Service means the number of complete years of service at the time of job elimination based on the most recent service date shown in AnchorBank’s personnel records. A partial year will be rounded up to the next year if it is greater than six months, and rounded down if it is six months or less.

For non-exempt associates, “Week of Pay” means the budgeted weekly hours multiplied by the associate’s hourly pay rate. For exempt associates a “Week of Pay” equals annual base compensation divided by 52 weeks.

General Questions:

20.	When do we expect regulatory approval?

We will work to get regulatory approval as soon as possible. Old National’s recent partnerships have been approved relatively quickly. There are some mandatory waiting periods as part of the process, so we don’t know the exact date at this time. The agreement requires the closing to occur on the first business day of the month following receipt of all necessary approvals, unless Old National and Anchor mutually agree on another date.

Town Hall and Just Ask Management Q&A Overview - For Internal Use Only

21.	Is there a high-level timeline for the systems conversion?

We will start working on a conversion timeline right away. First, we need to understand system contract expiration dates and other issues, as well as capacity. In fact, we already had a call with our core systems providers to start this process. Right now, we don’t anticipate that a conversion would happen until early in the third quarter. Also, we will go through at least two practice “mock conversions” to make sure we understand all issues. This will help ensure that things go as smoothly as possible when we do our live conversion.

22.	With the announcement of the partnership, are we to continue business as usual?

Yes, it is business as usual. Please continue with all the current AnchorBank policies, processes and training. We want to continue to grow the business, and the exciting thing for our customers is that we will have even more products and services to offer them once the partnership is complete.

23.	Will we get new signs, and will you remodel any branches?

All of the signs will change as part of the conversion rebranding efforts. We’ll also take a look at all locations and determine where updates are needed and put a schedule in place to address the issues. Things like paint and carpet will all be evaluated as part of this process. Then, over time, we’ll look at additional maintenance that needs to be done.

24.	What are those cost savings that have been identified?

The easy savings to identify involve duplicate systems, like the core platform where we will only need one platform going forward. There are also professional third-party services provided to each company that we can consolidate once we become one organization. The third area is duplication of efforts, which we will identify through our gap analysis. We can’t give answers yet on specific areas.

25.	What is your branch staffing model? Do you have Universal Bankers?

This is one of the areas that will be reviewed through the gap analysis. We don’t have a rigid structure we will impose. We need to see what’s working from your structure, share our structure and determine what’s going to work best going forward.

The typical Old National branch structure may include a banking center manager, an assistant manager, a vault teller, teller supervisor, tellers, and various levels of customer service representatives who can open new accounts and fill in at the teller line, and potentially even originate loans. The mix of these roles depends on the size of the office.

26.	Will there be a support center or contact center based in Wisconsin, and will we retain our support department personnel?

Before we can make any decisions on support department staffing and locations, we need to complete a comprehensive gap analysis. Management teams from AnchorBank and Old National will work together to decide what makes the most sense to support the team and the communities where we operate. Currently we have multiple support areas depending on the product line. For example, we process and underwrite loans from various locations. We will need to evaluate what will be needed for Wisconsin, since it is a new market for us with a large branch network.

27.	Does Old National Bank service their mortgages or sell them? If they sell them, would they sell what we are currently servicing?

Old National typically retains loan servicing. While a full evaluation of AnchorBank’s loans and servicing will need to be done before any final decisions can be made, we anticipate that any loan servicing AnchorBank has retained will simply transition to Old National.

Town Hall and Just Ask Management Q&A Overview - For Internal Use Only

28.	Are you a Fannie or Freddie shop?

Primarily the loans we sell go to Fannie Mae, consistent with AnchorBank.

29.	We don’t have any Trust services at AnchorBank. Do you anticipate us adding that at every branch or at selective locations?

We will be evaluating how to implement Trust and other new services as we work through the process. Typically we have regional hub locations for services like Trust, as opposed to having a specialist in each branch location. It will take some time to fully identify these opportunities.

30.	How will all of the training we will do for the new system be handled?

As part of the integration process, Wisconsin training locations will be identified for conversion training. Every branch location and business line will be supported by Old National Ambassadors during the time immediately following the conversion.

31.	If AnchorBank is the largest partnership for ONB, what was the second largest?

Old National purchased a bank in 2011 that was of similar size in terms of branch locations. But it was a much different situation because it was an FDIC-assisted transaction and the locations were largely within Old National’s market area. The second largest traditional partnership was with United Bank & Trust in Ann Arbor in August 2014. United Bank & Trust had $1.2 billion in assets with a large mortgage operation and about half as many branches as AnchorBank.

Note: This document addresses some of the key features of Old National’s benefits and does not contain all the details. If any conflict arises between this document and any plan provisions or policies, the terms of the actual plan document or policies will govern in all cases. Provisions of the plans and eligibility coverage do not constitute a contract of employment with any individual. Plans and provisions described in this document are subject to change at any time, without notice.

Additional Information for Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.” ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting

Town Hall and Just Ask Management Q&A Overview - For Internal Use Only

of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.